Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	NINE MONTHS
	ENDED	FOR THE YEAR ENDED DECEMBER 31,
	SEPTEMBER 30,
	2004	2003	2002	2001	2000

Loss from continuing Operations
Before Income Taxes	$(9,997,382)	$(3,708,067)	$(52,357)	$(148,754)	$(8,710)

Fixed Charges	141,612	141,612	141,612	141,612	141,612

EARNINGS AS DEFINED	$(10,138,994)	$(3,849,679)	$(193,969)	$(290,366)	$(150,322)

Fixed Charges

Interest Expense	141,612	141,612	141,612	141,612	141,612

TOTAL FIXED CHARGES	$141,612	$141,612	$141,612	$141,612	$141,612

RATIO OF EARNINGS TO FIXED
CHARGES	Note 1	Note 1	Note 1	Note 1	Note 1

Note 1: Earnings, as defined, were insufficient to cover fixed charges by $10.1 million, $3.8 million, $.2 million, $.3 million, and $.2 million for the nine-month period ended September 30, 2004 and for the years ended December 31,2003,
2002, 2001, and 2000 respectively.